Lincoln Variable Insurance Products Trust 150 N. Radnor Chester Road Radnor, PA 19087

VIA email and EDGAR

April 24, 2013

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

RE:	Lincoln Variable Insurance Products Trust (the “Trust”)
File Nos.: 811-08090 and 033-70742
Post-Effective Amendment No. 143
Date Filed: January 7, 2013

Dear Mr. Zapata:

This letter responds to your comments during a telephone conversation on February 22, 2013 regarding the above-referenced filing.

General Comments

Comment 1.     To the extent that each Fund distributes a Summary Prospectus, please include a copy of the legend.

Response:     The following legend will be included in each Summary Prospectus:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at (or www.LincolnFinancial.com/lvipservice for Service class shares). You can also get this information at no cost by calling 877- ASK LINCOLN (877-275-5462) or by sending an e-mail request to callcenter@LFG.com. The Fund’s prospectus and statement of additional information, both dated April 30, 2013, and most recent report to shareholders, dated December 31, 2012, are all incorporated by reference into this Summary Prospectus.”

Mr. Alberto Zapata, Esq.

Securities and Exchange Commission

Comment 2.     Please confirm that each Fund’s principal risk relates to a principal investment strategy.

Response:     We can confirm that each Fund’s principal risk relates to a principal investment strategy.

Comment 3.     For all funds with no AFFE line item, please confirm that they don’t have AFFE in excess of 1% per Item 3(f)(1) of Form N-1A.

Response:     We can confirm that Funds with no AFFE line item do not have AFFE calculated in excess of 1% per Item 3(f)(1) of Form N-1A.

Comment 4.     Please include any necessary details about an underlying fund’s use of derivatives to the extent that such use represents a Fund’s principal investment strategy. As appropriate, each Fund should include disclosure that describes its derivatives-related strategies and risks. The Staff hereby references the Letter to the Investment Company Institute from Barry D. Miller, Associate Director of the Securities and Exchange Commission Office of Legal and Disclosure (July 30, 2010).

Response:     Each Fund has included disclosure regarding its derivatives-related strategies and risks. The “Principal Investment Strategies” and the “Investment Objective and Principal Investment Strategies” sections of each Fund’s Prospectus include a detailed description of each Fund’s use of hedging instruments, including exchange-traded futures and currency futures. The Funds’ Prospectus and SAI describe the strategies that require derivatives, as well as the attendant risks. With respect to the Funds that employ the RPM Strategy, we can also confirm that those Funds trade only exchange-traded futures contracts in the implementation of the RPM Strategy.

Comment 5.    Please include all relevant and updated information in the fee tables and expense examples.

Response:     The final, effective filing will include all necessary information for the fee tables and expense examples.

Comment 6.    The Facing Sheet should include the following caption “Title of securities being registered” and “Approximate date of proposed public offering.”

Response:     We will make sure that the Facing Sheet has these captions.

Mr. Alberto Zapata, Esq.

Securities and Exchange Commission

Comment 7.     On page 6 of the Prospectus for LVIP RPM BlackRock Global Allocation V.I. Fund please update the sentence regarding how many countries the Underlying Fund was invested in to include December 2012 information.

Response:     The final prospectus has been updated as follows: “As of December 31, 2012, the Underlying Fund was invested in 43 different countries with approximately 51% of its net assets invested outside of the United States.”

Equity Funds’ Statement of Additional Information

Comment 8.     Please update relevant information, including the investment strategies and risks chart on page 5, and the charts on pp. 24-25 regarding “brokerage and research services” and “purchases of securities by ‘regular’ broker-dealers.” In addition, please clarify footnotes to LVIP BlackRock Emerging Markets Fund to indicate when the Fund began operations.

Response 8:     We will ensure that all tables and charts are updated with the appropriate information, including the last three years’ information where required. We have included additional footnotes to these tables to clarify when certain of the LVIP Funds began operations or changed names, where such information is relevant to the time periods indicated in the table or chart.

Asset Allocation Funds’ Statement of Additional Information

Comment 9.     Please update the information on page 27 to ensure that the appropriate footnotes reflect the correct Fund information.

Response 9:     We will ensure that all tables and charts are updated with the appropriate information and that the footnotes are corrected as may be necessary.

Comment 10:    Provide any Financial Statements as may be required by Item 27, and the Exhibits required by Item 28 of N-1A, including final versions of the appropriate agreements, as may be necessary.

Response 10:     We will ensure that the items required by Form N-1A are provided in the final filing. We note that General Instruction D of Form N-1A permits a registrant to incorporate by reference into the SAI information required by Part B, which includes Item 27. This is the approach currently taken by Lincoln with respect to the financial statements—the SAI incorporates the

Mr. Alberto Zapata, Esq.

Securities and Exchange Commission

financial statements by reference from the annual report. We believe this is standard industry practice.

Comment 11.  Please provide the appropriate Tandy Representations:

Response 11:  In regards to the referenced filing, the Funds acknowledge the following:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 484-583-8083 with any further questions or comments. Thank you for your assistance.

Very Truly Yours,

/s/ Lisa Matson

Lisa Matson, Esq.

Senior Counsel

cc:    Jill R. Whitelaw, Esq., Chief Counsel -- Funds Management